UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Part 2 of 3

Commission File Number: 333-173824

AVIV HEALTHCARE PROPERTIES LIMITED PARTNERSHIP

AVIV HEALTHCARE CAPITAL CORPORATION

and the subsidiary guarantors listed on Schedule A

(Exact Name of Registrant as Specified in Charter)

c/o Omega Healthcare Investors Inc.

200 International Circle, Suite 3500

Hunt Valley, Maryland 21030

(312) 855-0930

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7 ¾% Senior Notes due 2019 (and Guarantees by Co-Registrants with respect thereto)

6% Senior Notes due 2021 (and Guarantees by Co-Registrants with respect thereto)

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

 Approximate number of holders of record as of the certification or notice date:

7 ¾% Senior Notes due 2019	None *
6% Senior Notes due 2021	None *
* The above-referenced Senior Notes were redeemed on May 1, 2015

Explanatory Note: This Form 15 is being filed in three parts due to limits on the number of co-registrants that EDGAR may accept in a single Form 15 filing. The three parts consist of an initial Form 15 and two amendments. The only changes that will be made between the initial filing and each of the two amendments are (i) the inclusion of different co-registrants on the EDGAR submission page, and (ii) the indication of which part of the filing is being made. All other information contained in the Form 15 and each of the amendments will remain unchanged.

Pursuant to the requirements of the Securities Exchange Act of 1934, Aviv Healthcare Capital Corporation and each co-registrant listed on Schedule A hereto has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Aviv Healthcare Properties Limited Partnership
Aviv Healthcare Capital Corporation
Each Co-Registrant listed on Schedule A hereto

Date:	May 5, 2015	By:	/s/ Robert O. Stephenson
		Name:	Robert O. Stephenson
		Title:	Chief Financial Officer

Note: The co-registrants listed on Schedule A are guarantors of the securities covered by this Form 15. The co-registrants are exempt from the reporting requirements of Section 15(d) pursuant to Rule 12h-5 of the Securities Exchange Act of 1934, as amended. For purposes of clarity, the co-registrants have filed this Form 15. This Form 15 is not intended as an admission that the co-registrants were previously subject to the reporting requirement of Section 15(d) or that Rule 12h-5 was not applicable.

Schedule A

Table of Co-Registrants

Exact name of registrant as specified in its charter(1)	State or other jurisdiction of incorporation or organization	IRS Employer Identification Number
Alamogordo Aviv, L.L.C.	New Mexico	27-0123540
Arkansas Aviv, L.L.C.	Delaware	30-0509615
Arma Yates, L.L.C.	Delaware	27-3971035
Aviv Asset Management, L.L.C.	Delaware	30-0305067
Aviv Financing I, L.L.C.	Delaware	11-3747125
Aviv Financing II, L.L.C.	Delaware	36-4597042
Aviv Financing III, L.L.C.	Delaware	36-4641210
Aviv Financing IV, L.L.C.	Delaware	27-0836481
Aviv Financing V, L.L.C.	Delaware	27-0836548
Aviv Foothills, L.L.C.	Delaware	36-4572035
Aviv Healthcare Capital Corporation	Delaware	27-4536064
Aviv Healthcare Properties Operating Partnership I, L.P.	Delaware	11-3747120
Aviv Liberty, L.L.C.	Delaware	36-4572034
Aviv OP Limited Partner, L.L.C.	Delaware	27-3474432
Avon Ohio, L.L.C.	Delaware	36-4601433
Belleville Illinois, L.L.C.	Delaware	32-0188341
Bellingham II Associates, L.L.C.	Delaware	11-3747130
BHG Aviv, L.L.C.	Delaware	36-4601432
Biglerville Road, L.L.C.	Delaware	35-2410897
Bonham Texas, L.L.C.	Delaware	30-0358809
Bradenton ALF Property, L.L.C.	Delaware	45-4444919
Burton NH Property, L.L.C.	Delaware	11-3714506
California Aviv, L.L.C.	Delaware	38-3786697
California Aviv Two, L.L.C.	Delaware	26-4117080
Camas Associates, L.L.C.	Delaware	36-4340182
Casa/Sierra California Associates, L.L.C.	Delaware	36-4572017
Chardon Ohio Property, L.L.C.	Delaware	61-1722650
Chatham Aviv, L.L.C.	Delaware	27-0354315
Chenal Arkansas, L.L.C.	Delaware	04-3835270
Chippewa Valley, L.L.C.	Illinois	36-4065826
Clarkston Care, L.L.C.	Delaware	76-0802028
Clayton Associates, L.L.C.	New Mexico	36-4572014
Colonial Madison Associates, L.L.C.	Delaware	38-3741678
Columbia View Associates, L.L.C.	Delaware	36-4204809
Columbus Texas Aviv, L.L.C.	Delaware	38-3735473
Columbus Western Avenue, L.L.C.	Delaware	71-0960205
Commerce Nursing Homes, L.L.C.	Illinois	36-4122632
Commerce Sterling Hart Drive, L.L.C.	Delaware	27-5458991
Conroe Rigby Owen Road, L.L.C.	Delaware	27-5458820
CR Aviv, L.L.C.	Delaware	20-5354773
Crooked River Road, L.L.C.	Delaware	27-5081057
Cuyahoga Falls Property, L.L.C.	Delaware	35-2419468
Darien ALF Property, L.L.C.	Delaware	30-0694838
Denison Texas, L.L.C.	Delaware	32-0173170
East Rollins Street, L.L.C.	Delaware	38-3838004
Effingham Associates, L.L.C.	Illinois	36-4150491
Elite Mattoon, L.L.C.	Delaware	36-4454111
Elite Yorkville, L.L.C.	Delaware	36-4454114

Exact name of registrant as specified in its charter(1)	State or other jurisdiction of incorporation or organization	IRS Employer Identification Number
Florida Four Properties, L.L.C.	Delaware	35-2456486
Fountain Associates, L.L.C.	Delaware	36-4572016
Four Fountains Aviv, L.L.C.	Delaware	36-4601434
Fredericksburg South Adams Street, L.L.C.	Delaware	27-5459311
Freewater Oregon, L.L.C.	Delaware	36-2280966
Fullerton California, L.L.C.	Delaware	36-4480527
Gardnerville Property, L.L.C.	Delaware	37-1657201
Germantown Property, L.L.C.	Delaware	45-4444655
Giltex Care, L.L.C.	Delaware	36-4572036
Glendale NH Property, L.L.C.	Delaware	61-1686455
Great Bend Property, L.L.C.	Delaware	27-3971138
Heritage Monterey Associates, L.L.C.	Illinois	36-4056688
HHM Aviv, L.L.C.	Delaware	32-0205746
Hidden Acres Property, L.L.C.	Delaware	27-2457250
Highland Leasehold, L.L.C.	Delaware	20-2873499
Hobbs Associates, L.L.C.	Illinois	36-4177337
Hot Springs Aviv, L.L.C.	Delaware	30-0470700
Houston Texas Aviv, L.L.C.	Delaware	36-4587739
Hutchinson Kansas, L.L.C.	Delaware	51-0559326
Idaho Associates, L.L.C.	Illinois	36-4114446
Iowa Lincoln County Property, L.L.C.	Delaware	45-4445450
Jasper Springhill Street, L.L.C.	Delaware	27-5458704
Kansas Five Property, L.L.C.	Delaware	36-1647542
Karan Associates, L.L.C.	Delaware	11-3747208
Karan Associates Two, L.L.C.	Delaware	61-1514965
KB Northwest Associates, L.L.C.	Delaware	36-4572025
Kingsville Texas, L.L.C.	Delaware	37-1522939
Magnolia Drive Property, L.L.C.	Delaware	30-0793756
Manor Associates, L.L.C.	Delaware	36-4572020
Mansfield Aviv, L.L.C.	Delaware	32-0183852
Massachusetts Nursing Homes, L.L.C.	Delaware	20-2873416
McCarthy Street Property, L.L.C.	Delaware	38-3855495
Minnesota Associates, L.L.C.	Delaware	36-4469552
Missouri Associates, L.L.C.	Delaware	36-4572033
Missouri Regency Associates, L.L.C.	Delaware	36-4572031
Montana Associates, L.L.C.	Illinois	36-4149849
Monterey Park Leasehold Mortgage, L.L.C.	Delaware	32-0267202
Mount Washington Property, L.L.C.	Delaware	45-5010153
Mt. Vernon Texas, L.L.C.	Delaware	35-2270167
Murray County, L.L.C.	Delaware	36-4708756
Newtown ALF Property, L.L.C.	Delaware	27-4083571
N.M. Bloomfield Three Plus One Limited Company	New Mexico	74-2748292
N.M. Espanola Three Plus One Limited Company	New Mexico	74-2748289
N.M. Lordsburg Three Plus One Limited Company	New Mexico	74-2748286
N.M. Silver City Three Plus One Limited Company	New Mexico	74-2748283

Exact name of registrant as specified in its charter(1)	State or other jurisdiction of incorporation or organization	IRS Employer Identification Number
Norwalk ALF Property, L.L.C.	Delaware	27-4083805
Oakland Nursing Homes, L.L.C.	Delaware	36-4572018
October Associates, L.L.C.	Delaware	36-4572030
Ogden Associates, L.L.C.	Delaware	36-4412291
Ohio Aviv, L.L.C.	Delaware	36-4597043
Ohio Aviv Two, L.L.C.	Delaware	27-5081906
Ohio Aviv Three, L.L.C.	Delaware	27-5082021
Ohio Indiana Property, L.L.C.	Delaware	36-4764623
Ohio Pennsylvania Property, L.L.C.	Delaware	32-0350654
Omaha Associates, L.L.C.	Delaware	36-4572019
Orange ALF Property, L.L.C.	Delaware	27-4083471
Orange, L.L.C.	Illinois	36-4095365
Oregon Associates, L.L.C.	Delaware	36-4572024
Oso Avenue Property, L.L.C.	Delaware	30-0767014
Peabody Associates, L.L.C.	Delaware	36-4572029
Peabody Associates Two, L.L.C.	Delaware	27-5346222
Pennington Road Property, L.L.C.	Delaware	36-4768380
Pocatello Idaho Property, L.L.C.	Delaware	35-2449870
Pomona Vista L.L.C.	Illinois	36-4111095
Prescott Arkansas, L.L.C.	Delaware	04-3835264
Raton Property Limited Company	New Mexico	36-4111094
Ravenna Ohio Property, L.L.C.	Delaware	61-1692048
Red Rocks, L.L.C.	Illinois	36-4192351
Richland Washington, L.L.C.	Delaware	26-0081509
Riverside Nursing Home Associates, L.L.C.	Delaware	36-4340184
Riverside Nursing Home Associates Two, L.L.C.	Delaware	27-3524946
Rockingham Drive Property, L.L.C.	Delaware	35-2485732
Rose Baldwin Park Property L.L.C.	Illinois	36-4111092
Salem Associates, L.L.C.	Delaware	36-4572028
San Juan NH Property, L.L.C.	Delaware	11-3714511
Sandalwood Arkansas Property, L.L.C.	Delaware	61-1665105
Santa Ana-Bartlett, L.L.C.	Illinois	36-4212739
Santa Fe Missouri Associates, L.L.C.	Illinois	36-4165126
Savoy/Bonham Venture, L.L.C.	Delaware	36-4572026
Searcy Aviv, L.L.C.	Delaware	38-3779442
Sedgwick Properties, L.L.C.	Delaware	36-4694767
Seguin Texas Property, L.L.C.	Delaware	35-2456377
Sierra Ponds Property, L.L.C.	Delaware	38-3888430
Skyview Associates, L.L.C.	Delaware	36-4572023
Southeast Missouri Property, L.L.C.	Delaware	27-3502072
Southern California Nevada, L.L.C.	Delaware	30-0705746
Star City Arkansas, L.L.C.	Delaware	43-2089308
Stevens Avenue Property, L.L.C.	Delaware	35-2446030
Sun-Mesa Properties, L.L.C.	Illinois	36-4047650
Texas Fifteen Property, L.L.C.	Delaware	35-2437626
Tujunga, L.L.C.	Delaware	36-4389732
VRB Aviv, L.L.C.	Delaware	76-0802032
Washington-Oregon Associates, L.L.C.	Illinois	36-4192347
Watauga Associates, L.L.C.	Illinois	36-4163268
Wellington Leasehold, L.L.C.	Delaware	27-3971187

Exact name of registrant as specified in its charter(1)	State or other jurisdiction of incorporation or organization	IRS Employer Identification Number
West Pearl Street, L.L.C.	Delaware	81-0637081
Wheeler Healthcare Associates, L.L.C.	Texas	74-2752353
Whitlock Street Property, L.L.C.	Delaware	32-0419832
Willis Texas Aviv, L.L.C.	Delaware	37-1522942
Yuba Aviv, L.L.C.	Delaware	11-3750228

(1) Address, including zip code, and telephone number, including area code, of the principal executive offices of each subsidiary guarantor listed in Schedule A is c/o Omega Healthcare Investors, Inc., 200 International Circle, Suite 3500, Hunt Valley, Maryland, 21030 and the telephone number is (410) 427-1700.